Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, September 2, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 26 to August 30, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
26/08/2024	275,000	62.805920	17,271,628.00	XPAR
26/08/2024	166,671	62.756372	10,459,667.28	CEUX
26/08/2024	45,000	62.779211	2,825,064.50	TQEX
26/08/2024	23,000	62.765567	1,443,608.04	AQEU
27/08/2024	270,047	63.002215	17,013,559.15	XPAR
27/08/2024	190,000	62.967395	11,963,805.05	CEUX
27/08/2024	32,329	62.960847	2,035,461.22	TQEX
27/08/2024	15,674	62.977710	987,112.63	AQEU
28/08/2024	306,708	62.531815	19,179,007.92	XPAR
28/08/2024	155,000	62.543149	9,694,188.10	CEUX
28/08/2024	35,000	62.528746	2,188,506.11	TQEX
28/08/2024	15,000	62.550243	938,253.65	AQEU
29/08/2024	302,791	62.423214	18,901,187.39	XPAR
29/08/2024	160,000	62.384273	9,981,483.68	CEUX
29/08/2024	30,000	62.353248	1,870,597.44	TQEX
29/08/2024	20,000	62.335283	1,246,705.66	AQEU
30/08/2024	290,028	62.760098	18,202,185.70	XPAR
30/08/2024	170,000	62.717787	10,662,023.79	CEUX
30/08/2024	35,000	62.679541	2,193,783.94	TQEX
30/08/2024	15,000	62.798047	941,970.71	AQEU
Total	2,552,248	62.689754	159,999,799.93

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).